Exhibit 99.1

Zhihu Inc. Reports Second Quarter 2021 Unaudited Financial Results

BEIJING, August 16, 2021 - Zhihu Inc. ("Zhihu" or the "Company") (NYSE: ZH), the operator of Zhihu, a leading online content community in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights

●	Average monthly active users (MAUs)[1] reached 94.3 million in the second quarter of 2021, representing a growth of 46.2% over the second quarter of 2020.

●	Average monthly paying members[2] reached 4.7 million in the second quarter of 2021, representing a growth of 121.1% over the second quarter of 2020.

●	Total revenues were RMB638.4 million (US$98.9 million) in the second quarter of 2021, representing a growth of 144.2% over the second quarter of 2020.

●	Gross profit was RMB376.6 million (US$58.3 million) in the second quarter of 2021, representing a growth of 197.9% over the second quarter of 2020.

●	Gross margin increased to 59.0% in the second quarter of 2021 from 48.4% in the same period of last year.

“We are delighted to report another strong quarter, with solid growth in both operating and financial performance. We believe our founding belief, establishing a content-centric ecosystem and sustainable commercialization model, is the fundamental driver behind our achievements as a company. We continued to strive towards this goal in the quarter, by optimizing our content structure and refining our evaluation standards for quality content, thereby enhancing a “sense of fulfilment” for our users. We believe such quality content will broaden horizons, provide resolutions and resonate with minds. We further believe this “sense of fulfilment” will not only strengthen trust amongst users, content creators and our platform, but will also be a key element that will enhance our unique position in the market and further solidify our leadership position in the long-term.” said Mr. Yuan Zhou, Chairman of the Board and Chief Executive Officer of Zhihu.

Mr. Wei Sun, Chief Financial Officer of Zhihu, added, “We have continued to deliver outstanding operating and financial results in the second quarter of 2021. In the quarter, our user base continued its rapid growth, with average MAUs increasing by 46% year-over-year to 94.3 million. Our content-centric monetization also enjoyed robust enhancement, yielding a 144% year-over-year growth in revenue. Our revenue structure diversified further in the quarter with a higher percentage of revenue coming from content-commerce solutions and paid memberships. At the same time, our gross margin remained strong at 59% for the quarter, compared with 48% for the same period last year, which significantly reinforces our strong capability in upgrading our content infrastructure and allows us to continue creating long-term value for our users, business partners and shareholders.”

Second Quarter 2021 Financial Results

Total revenues were RMB638.4 million (US$98.9 million) in the second quarter of 2021, representing an increase of 144.2% from RMB261.4 million in the same period of 2020. The increase was driven by our expanding user scale and continued growth of our average revenue per user.

Advertising revenue was RMB248.3 million (US$38.5 million) in the second quarter of 2021, representing an increase of 48.4% from RMB167.3 million in the same period of 2020. The year-over-year increase was primarily attributable to the continued expansion of our user base coupled with an increased average advertising revenue generated per MAU.

Paid membership revenue was RMB154.9 million (US$24.0 million) in the second quarter of 2021, representing an increase of 123.5% from RMB69.3 million in the same period of 2020. The year-over-year increase was primarily attributable to an increase in our overall user base coupled with an enhanced paying ratio for the period.

Content-commerce solutions revenue was RMB207.4 million (US$32.1 million) in the second quarter of 2021, compared with RMB12.7 million in the second quarter of 2020. The strong year-over-year growth was primarily driven by the rapid increases of both our user base and average content-commerce solutions revenue per MAU, which reflected our continued commitment to our content-centric commercialization strategy.

Other revenues were RMB27.8 million (US$4.3 million) in the second quarter of 2021, compared with RMB12.0 million in the same period of 2020. The year-over-year increase was primarily attributable to the continued growth of our e-commerce services and online education services that provide vocational training and professional courses for adults.

Cost of revenues increased to RMB261.8 million (US$40.5 million) in the second quarter of 2021 from RMB135.0 million in the same period of 2020. The increase was primarily due to increased execution costs for our advertising services and content-related costs. The rapid growth in user traffic in the quarter also resulted in increases in our cloud services and bandwidth costs.

Gross profit was RMB376.6 million (US$58.3 million) in the second quarter of 2021, compared with a gross profit of RMB126.4 million in the same period of 2020.

Gross margin in the second quarter of 2021 was 59.0%, compared to 48.4% in the same period of 2020.

Total operating expenses were RMB727.1 million (US$112.6 million) in the second quarter of 2021, compared with RMB284.0 million in the same period of 2020.

Selling and marketing expenses were RMB443.2 million (US$68.6 million) in the second quarter of 2021, compared with RMB146.7 million in the second quarter of 2020. The increase was primarily due to the increased expenses in promotion and advertising activities to attract new users, as well as to strengthen our brand recognition.

Research and development expenses were RMB120.6 million (US$18.7 million) in the second quarter of 2021, compared with RMB83.6 million in the same period of 2020. The increase was primarily due to the increased headcount in our research and development personnel as we continued to invest in technical infrastructure, research and development.

General and administrative expenses were RMB163.2 million (US$25.3 million) in the second quarter of 2021, compared with RMB53.7 million in the same period of 2020. The increase was primarily due to the increased share-based compensation expenses.

Loss from operations was RMB350.5 million (US$54.3 million) in the second quarter of 2021, compared with RMB157.7 million in the same period of 2020.

Net loss was RMB321.1 million (US$49.7 million) in the second quarter of 2021, compared with RMB116.1 million in the same period of 2020.

Adjusted net loss (non-GAAP)[3] was RMB200.3 million (US$31.0 million) in the second quarter of 2021, compared with RMB70.2 million in the same period of 2020.

Basic and diluted net loss per ADS was RMB0.55 (US$0.08) in the second quarter of 2021, compared with RMB2.22 in the same period of 2020.

Cash and cash equivalents, term deposits, restricted cash and short-term investments

As of June 30, 2021, the Company had cash and cash equivalents, term deposits, restricted cash and short-term investments of RMB7,703.1 million (US$1,193.1 million), compared with RMB3,096.7 million as of December 31, 2020.

Outlook

For the third quarter of 2021, the Company currently expects its total revenues to be between RMB815 million (US$126.2 million) and RMB820 million (US$127.0 million). The above outlook is based on the current market condition and reflects the Company’s preliminary estimates, which are all subject to change.

[1] MAUs refers to the sum of the number of mobile devices that launch our mobile app at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

[2] Average monthly paying members for a period is calculated by dividing the sum of monthly paying members for each month during the specified period by the number of months in such period.

[3] Adjusted net loss is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

The Company's management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on August 16, 2021 (8:00 p.m. Beijing/Hong Kong time on August 16, 2021).

Dial-in details for the earnings conference call are as follows:

United States:	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China:	800-963-976
Mainland China:	400-120-6115
Participant code:	5296870

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhihu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until August 23, 2021, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10159155

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH) is the operator of Zhihu, a leading online content community in China, dedicated to empowering people to share knowledge, experience, and insights, and to find their own answers. Zhihu fosters a vibrant online community where users contribute and engage while respecting diversity and valuing constructiveness by promoting a culture of sincerity, expertise, and respect developed through years of cultivation. Zhihu is China's largest Q&A-inspired online community and one of the top five Chinese comprehensive online content communities, both in terms of average mobile monthly average users and revenue in 2020. Zhihu is also recognized as the most trustworthy online content community and widely regarded as offering the highest quality content in China, according to a survey conducted by CIC. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses adjusted net loss, a non-GAAP financial measure, to supplement the review and assessment of its operating performance. The Company defines adjusted net loss as net loss adjusted for the impact of share-based compensation expenses, which are non-cash expenses and are partially discretionary in nature. The Company believes that the non-GAAP measure facilitates comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measure may not be comparable to similarly titled measure presented by other companies. The use of the non-GAAP measure has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measure, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB6.4566 to US$1.00, the exchange rate in effect as of June 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

The Piacente Group, Inc.

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Advertising	167,342	213,730	248,272	38,452	292,971	462,002	71,555
Paid membership	69,284	126,572	154,872	23,987	125,043	281,444	43,590
Content-commerce solutions	12,731	120,845	207,431	32,127	13,798	328,276	50,843
Others	12,031	17,139	27,777	4,302	17,737	44,916	6,957
Total revenues	261,388	478,286	638,352	98,868	449,549	1,116,638	172,945
Cost of revenues	(134,994)	(205,616)	(261,798)	(40,547)	(244,905)	(467,414)	(72,393)
Gross profit	126,394	272,670	376,554	58,321	204,644	649,224	100,552

Selling and marketing expenses	(146,746)	(346,633)	(443,229)	(68,647)	(272,169)	(789,862)	(122,334)
Research and development expenses	(83,553)	(106,302)	(120,620)	(18,682)	(170,171)	(226,922)	(35,146)
General and administrative expenses	(53,746)	(162,196)	(163,243)	(25,283)	(130,880)	(325,439)	(50,404)
Total operating expenses	(284,045)	(615,131)	(727,092)	(112,612)	(573,220)	(1,342,223)	(207,884)

Loss from operations	(157,651)	(342,461)	(350,538)	(54,291)	(368,576)	(692,999)	(107,332)

Other income/(expenses):
Investment income	13,817	9,662	11,791	1,826	29,199	21,453	3,323
Interest income	7,410	3,327	8,251	1,278	17,280	11,578	1,793
Fair value change of financial instrument	19,619	-	10,610	1,643	19,238	10,610	1,643
Exchange (losses)/gains	(689)	(693)	5,458	845	(15,970)	4,765	738
Others, net	930	6,009	(5,076)	(786)	1,631	933	145

Loss before income tax	(116,564)	(324,156)	(319,504)	(49,485)	(317,198)	(643,660)	(99,690)
Income tax benefit/(expense)	449	(537)	(1,580)	(245)	(254)	(2,117)	(328)
Net loss	(116,115)	(324,693)	(321,084)	(49,730)	(317,452)	(645,777)	(100,018)
Accretions of convertible redeemable preferred shares to redemption value	(172,534)	(170,585)	-	-	(338,045)	(170,585)	(26,420)
Net loss attributable to Zhihu Inc.’s shareholders	(288,649)	(495,278)	(321,084)	(49,730)	(655,497)	(816,362)	(126,438)

Net loss per share
Basic	(4.45)	(6.93)	(1.09)	(0.17)	(10.17)	(4.45)	(0.69)
Diluted	(4.45)	(6.93)	(1.09)	(0.17)	(10.17)	(4.45)	(0.69)

Net loss per ADS (Two ADSs represent one Class A ordinary share)
Basic	(2.22)	(3.46)	(0.55)	(0.08)	(5.09)	(2.22)	(0.34)
Diluted	(2.22)	(3.46)	(0.55)	(0.08)	(5.09)	(2.22)	(0.34)

Weighted average number of ordinary shares outstanding
Basic	64,894,737	71,493,738	293,735,095	293,735,095	64,439,452	183,518,197	183,518,197
Diluted	64,894,737	71,493,738	293,735,095	293,735,095	64,439,452	183,518,197	183,518,197

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	2,239	2,232	2,349	364	4,420	4,581	709
Selling and marketing expenses	5,094	4,803	4,614	715	10,746	9,417	1,459
Research and development expenses	5,814	7,608	2,709	419	13,263	10,317	1,598
General and administrative expenses	32,720	116,484	111,073	17,203	57,025	227,557	35,244

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31, 2020	As of June 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	957,820	884,544	136,998
Term deposits	1,092,921	3,546,595	549,298
Short-term investments	1,046,000	1,314,536	203,596
Restricted cash	-	1,214,499	188,102
Trade receivables	486,046	567,542	87,901
Amounts due from related parties	13,843	35,393	5,482
Prepayments and other current assets	123,536	151,182	23,415
Total current assets	3,720,166	7,714,291	1,194,792
Non-current assets:
Property and equipment, net	8,105	7,329	1,135
Intangible assets, net	23,478	17,833	2,762
Long-term investments	-	19,380	3,002
Term deposits	-	742,911	115,062
Right-of-use assets	3,241	83,145	12,877
Other non-current assets	6,451	5,679	880
Total non-current assets	41,275	876,277	135,718
Total assets	3,761,441	8,590,568	1,330,510
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Accounts payables and accrued liabilities	501,848	754,420	116,845
Salary and welfare payables	231,847	248,614	38,505
Taxes payables	7,066	29,529	4,573
Contract liabilities	159,995	201,652	31,232
Amounts due to related parties	45,983	54,324	8,414
Short term lease liabilities	2,893	24,357	3,772
Other current liabilities	64,936	110,334	17,089
Total current liabilities	1,014,568	1,423,230	220,430
Non-current liabilities
Long term lease liabilities	-	52,675	8,159
Total non-current liabilities	-	52,675	8,159
Total liabilities	1,014,568	1,475,905	228,589

Total mezzanine equity	7,891,348	-	-

Total shareholders’ (deficit)/equity	(5,144,475)	7,114,663	1,101,921

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,761,441	8,590,568	1,330,510

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(116,115)	(324,693)	(321,084)	(49,730)	(317,452)	(645,777)	(100,018)
Add:
Share-based compensation expenses	45,867	131,127	120,745	18,701	85,454	251,872	39,010
Adjusted net loss	(70,248)	(193,566)	(200,339)	(31,029)	(231,998)	(393,905)	(61,008)